SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Investor Presentation – Treatment of Neurological Disorders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

June 27, 2018

Treatment of Neurological Disorders David Stamler, MD Chief Medical Officer and SVP, Clinical Development June 2018

Corporate Information ● Founded in Melbourne in 1997 ● Operations in both Melbourne, AUS and San Francisco, USA ● Listed on the ASX (PBT) in 2000 ● Listed on NASDAQ (PRAN) in 2002 ● Deep drug development experience and global network of world leading expertise – including Florey Institute and Harvard ● Focus on neurological disorders including Parkinsonian diseases ● Phase 1 clinical trial commenced ASX Code NASDAQ Code PBT PRAN Share Price A$0.043 US$1.96 (as of 25/06/2018) Shares on Issue ADR 1:60 533,891,470 Cash Position A$16.7m (as of 31/03/2018) Market Capitalisation A$22m 2

Prana Biotechnology is developing first - in - class therapies to treat orphan neurodegenerative diseases Our lead drug candidate PBT434 is in Phase 1 clinical development with the potential to treat Parkinsonian diseases, many of which have limited or no treatment options 3

Highly experienced drug development team established in the US – ex - Teva Pharmaceuticals and AUSPEX Pharmaceuticals – responsible for two FDA approvals in 2017 Built on Experience Growing dossier of published research demonstrating strong activity of PBT434 in animals models of various Parkinsonian diseases Published Research Development of PBT434 builds on the experience and science of earlier therapeutic programs in neurodegenerative disease and continues to draw on the work of global leaders in diseases of the brain Evolving Science • Chemistry – Bio21 identifying new drug candidates • Biology screening and translational – Florey Institute • Takeda Pharmaceuticals program focused on slowing or preventing neurodegeneration of the gastrointestinal system R&D Program Why Invest? 4

PRANA BIOTECHNOLOGY

US-based development team with strong drug development experience and FDA approvals

David Stamler, MD
Chief Medical Officer & Senior VP, Clinical Development

Former VP, Clinical Development and Therapeutic Head, Movement Disorders, Teva Pharmaceuticals and Chief Medical Officer, Auspex Phamarceuticals.
Part of Teva's US$3.5 billion acquisition of Auspex. Led development of AUSTEDO (deutetrabenazine), new drug for treatment of Huntington's disease (approved by FDA - April 2017) and tardive dyskinesia, also in 2017.

James Kerr
VP, Chemistry, Manufacturing and controls

Previously Executive Direcgtor CMC Teva/Auspex Pharmaceuticals. Senior member of leadership team responsible for budget managment and operational direction of CMC team. Prior to Auspex, was Senior Director, CovX Operations at Pfizer WRD.

Margaret Bradbury, Ph.D
VP, Nonclinical Development

Previously Senior Director, Teva Pharmaceuticals. At Teva, led non-clinical development of several neuroscience programs. As Executive Director at Auspex Pharmaceuticals, led strategic planning and program management in Huntington Disease-chorea from IND through NDA filing.

5

PRANA BIOTECHNOLOGY

Board of Directors

Mr. Geoffrey Kempler

Executive Chairman, CEO
Founded Prana in 1997
Extensive experience in investment and business development
Overseen operations for the implementation of Prana's strategic plan and technology commercialisation

Mr. Peter Marks

BEc LLB Grad. Dip. Comm. Law MBA
Non-Executive Director
Director since 2005
Director of Armadale Capital
Principal of Henslow
Non-Executive Director of Emefcy Group
Previously Chairman of iSonea Ltd, formerly KarmelSonix

Mr. Brian Meltzer

B. Com., M Ec.
Non-Executive Director
30 years experience in finance
Previously Director Momentum Ventures
Director of the Australian-Israel Chamber of Commerce

Dr. George Mihaly

B. Pharm, M.Sc., Ph.D. FAICD
Non-Executive Director
Extensive experience in the pharmaceutical industry
Director of Waide
Previously Executive Chairman and Founding Director of Synermedica, one of Australia's leading consultant research organisations

Mr Lawrence Gozlan

B.Sc. (Hons)
Non-Executive Director
Leading biotechnology investor and advisor
Non-Executive Director of AusBiotech
Former Biotechnology Analyst QIC, an investment fund with over $60 billion under management
Previously Director of OncoSil Medical

Professor Ira Shoulson

Professor of Neurology, Pharmacology and Human Science
Non-Executive Director
Chairman of our Research and Development Advisory Board
Has served as a member to several FDA advisory committees

6

Targeting proteins in neurodegenerative diseases ● PBT434 is the first of a new generation of small molecules designed to inhibit the aggregation of α - synuclein and tau, vital intracellular proteins that are implicated in neurodegenerative diseases such as Parkinson’s disease and atypical parkinsonism. ● PBT434 has been shown to reduce the abnormal accumulation of these proteins in animal models of disease by restoring normal iron balance in the brain. Amyloid beta Tau α - synuclein PBT434 (2nd generation) ● Targets intracellular proteins with established function: α - synuclein, tau ● Mechanism of action: Effluxes labile Fe ● Reduces α - synuclein accumulation in animal models of PD and MSA ● Reduces tau accumulation in animal model of tauopathy AD FTD CBD PSP MSA PD PDD DLB 7 Three proteins and associated diseases

Development Rationale ● Alpha ( α) - synuclein is an intracellular protein critical for neurotransmission ● Alpha - synulein accumulates and aggregates in many neurodegenerative diseases, implicated in pathology ● PBT434 blocks α - synuclein accumulation and aggregation, preserves neurons and improves function in animal models of synucleinopathy ● PBT434 also prevents tau accumulation and improves function in animal models of tauopathy ● Clear link between iron and the synucleinopathies and tauopathies ● Phase 2 data with a related compound supports proof of concept ● Clear development path for symptomatic therapy in atypical parkinsonism ● Current symptomatic therapy has limited benefit ● Potential path for disease modifying therapy for the synucleinopathies Conclusion: PBT434 is an excellent drug candidate to treat neurodegenerative diseases 8

PBT434: Promising Drug Profile ● Good CNS penetration based on low molecular weight and lipophilicity ○ Brain concentrations 2 to 3 fold higher than plasma ● Straightforward synthetic process with demonstrated ability to make kg scale of GMP material ● Benign safety profile in GLP toxicology studies ○ Non - toxic dose exceeds efficacious dose by >10 - fold based on allometric scaling 9

Importance of α - Synuclein ● Essential for neurons to communicate ● α - Synuclein is an intracellular protein, abundantly expressed in the brain ● Soluble, in highest concentration at presynaptic nerve endings ● Key regulatory protein involved in neurotransmission ○ Enables neurotransmitter release by facilitating synaptic vesicle fusion to pre - synaptic membrane MAb to α - synuclein stains red 10

α - Synuclein is an Established Disease Target Strong genetic and pathological link to disease “ Collectively these data strongly suggest that alpha synuclein is a potentially important and novel target of candidate neuroprotective therapies . Several different therapeutic strategies designed to clear or prevent the formation of toxic forms of α - synuclein are currently being investigated in the laboratory, and clinical trials have already begun . ” AstraZeneca and Takeda establish collaboration to develop and commercialise MEDI 1341 for Parkinson’s disease - 29 August 2017 11

PBT434 Inhibits α - Synuclein Aggregation by Restoring Intracellular Iron Balance PBT434 blocks the aggregation of α - synuclein in vitro PBT434 treatment preserves ferroportin levels in vivo F e r r o p o r t i n ( O D ) W/T Veh PBT434 0 2 4 6 * * PBT434 Dose: 30 mg/kg 0 1 10 20 0 5000 10000 15000 PBT434 ( ;M) F e r e l e a s e d ( C P M ) Iron efflux from cultured M17 cells *** *** α SN+Fe+PBT434 α SN+Fe 12

Alpha-synuclein Pathology and PBT434 Mechanism of Action

Iron Chaperone, reducing α-synuclein accumulation, aggregation and preserving neurons



Accumulation
Dopamine
HO
NH2
H2O2
Fe
OH•
↑ Oxidative Stress
Cell Death
α-Synuclein Protein
IRE - IRP
Synuclein RNA
PBT434 exports Fe from cell
Cytoplasm
Extracellular
↑ Ferroportin
Transferrin
Normal Iron Trafficking
Native, unfolded protein
Aggregation of fibrillar protein
↑H2O2
↑Fe
Ineffective autophagy

13

Brain Iron Increased in Parkinson’s Disease Patients Specialised MRI Technique (QSM) to Non - invasively Quantify Brain Iron (PD Patient) nmol iron/g of human brain nmol iron/g of human brain Dexter. Brain.1991;114 Langkammer. PLoS ONE 11(9): e0162460. 2016 14 And In Multiple System Atrophy Patients

Strategy Supported by Proof of Concept with Deferiprone 6 month placebo controlled data in Parkinson’s disease patients S. nigra Brain Iron by MRI Motor Function – UPDRS III Devos et al. Antiox. and Redox Signaling. 2014; 21: 195 DF P PBO DF P PBO S. nigra Improvement Deferiprone • Indicated for Treatment of Iron Overload • Black Box for neutropenia and agranucloctyosis • Iron Binding Affinity Kd=10 - 36 PBT434 • Iron Binding Affinity Kd=10 - 10 Reducing excess iron associated with improved motor function Worsening 15

PRANA BIOTECHNOLOGY

PBT434 has Optimal Iron Binding Affinity for Efficacy and Safety

Agent/Protein	Kd for Fe^{3+}
α-Synuclein	10^{-5}
PBT434	10^{-10}
Ferritin	10^{-22}
Transferrin	10^{-23}
Deferiprone	10^{-36}

Stronger binding ↓


His 254
Tyr 93
Asp 61
Fe
Tyr 193
CO_3^{2-}
Arg 122

Davies et al. PLoS ONE. 2011; 6; 1; e15814. doi.org/10.1371/journal.pone.0015814
Aisen P and Listowsky I. Ann Rev Biochem 1980 49: 357-393
Aisen P, Leibman A, Zweier J. J Biol Chem. 1978; 253:1930-1937
Kline MA and Orvig C. Clin Chem (1992); 38: 562-565

16

Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP) are two forms of atypical Parkinsonism with no approved therapies. Sufferers experience especially rapid deterioration compared to Parkinson’s disease and typically have motor symptoms that respond poorly to available treatments. Patients with MSA have difficulty maintaining blood pressure along with bowel and bladder dysfunction whereas PSP patients have unsteady gait, frequent falls, visual difficulties and cognitive impairment . Initial Disease Targets 17

Multiple System Atrophy (MSA)

- Progressive neurodegenerative disorder leading to severe disability and impairment in quality of life
- Sporadic, typically presents in 50s to 60s
- Orphan disease: Prevalence ~5 per 100,000 in the U.S.
- Characterised by a variable combination of
  - Parkinsonism, which responds poorly to Levodopa
  - Autonomic instability: Orthostatic hypotension, bladder dysfunction, erectile dysfunction, constipation
  - Cerebellar impairments
- MSA patients have neuron loss in multiple brain regions
- The hallmark of MSA is the accumulation of α-synuclein within neuronal cells and glial support cells



© Mayo Foundation for Education and Medical Research


M1
Frontal
acc
SN
bf
H
EN
am
PN
ON
LCN

Halliday 2015, based on Brain 2015: 138; 2293–2309

Progressive Supranuclear Palsy (PSP)

- Fatal and rapidly progressive neurodegenerative disease
- Typically presents in 50s
- Orphan disease: Prevalence ~5 per 100,000 in the U.S.
- Characterised by a variable combination of
  - Parkinsonism, which responds poorly to Levodopa
  - Loss of coordination, unsteady gait (walking pattern)
  - Vision difficulty
- Characterised by Parkinsonian movements with typical stiffness and lack of coordination, eye movement is also limited. An MRI may show a shrinking of the brainstem
- Aggregated tau is associated with PSP

18

Phase I Clinical trial of PBT434 commenced ● Ethics approval received for a clinical trial evaluating first in human dosing of PBT434 ● First cohort dosed ● Study conducted by the Nucleus Network in Melbourne ● The study will recruit healthy adult and elderly volunteers, with the primary goal of assessing the safety and tolerability of PBT434 after single and multiple ascending dose administration. ● Secondary endpoints include a range of pharmacokinetics measures to understand how PBT434 is absorbed and metabolized by the body 19

Scientific evidence growing for PBT434 20

PBT434 Lowers α - Synuclein, Prevents Neuronal Death and Improves Motor Function Transgenic Animal Model ( hA53T) of Parkinson’s Disease Preserves neurons in S. nigra T o t a l S N p c n e u r o n s W/T Vehicle PBT434 0 4000 8000 ** Finkelstein et al. Acta Neuropath Comm (2017) 5:53 ↓ α - Synuclein aggregation Treatment randomly allocated • 4 - 8 months of age • ; 30 mg/kg/day (via feed) Assessments done in blinded manner h A 5 3 T ; - s y n Vehicle PBT434 0 2 4 6 ** Foot Clasping % C l a s p i n g Vehicle PBT434 0 50 100 ** 21

PBT434 Lowers Glial Cell Inclusions, Preserves Neurons and Improves Motor Function Transgenic Mouse Model (PLP) - α - SYN of MSA Treatment: Randomly allocated, 4 months, ; 30 mg/kg/day or Vehicle (Veh) Data presented are for animals at 16 mo age Glial Cell Inclusions In Pons Veh PBT434 0 2 4 6 8 T i m e ( s ) P=0.0489 Pole test (motor function) W/T Veh PBT434 2000 3000 4000 5000 6000 T o t a l N S N p c n e u r o n s P=0.001 Substantia nigra Neurons 22 Veh PBT434 0 5000 10000 15000 N G l i a l C e l l I n c l u s i o n s P=0.0007 Glial Cell Inclusions Substantia nigra Veh PBT434 0 5000 10000 15000 N G l i a l C e l l I n c l u s i o n s P=0.0012

Brain Iron is Increased in Synucleinopathies (PD, MSA) and also Tauopathies (PSP) 23

Tau in disease Structure and function of Tau ● Tau is an intracellular protein expressed in neurons and glial support cells ● Natively unfolded, soluble protein ● Primary role is to regulate and stabilize microtubules inside cells ● Tau promotes neurite outgrowth, axonal transport of synaptic vesicles, and microtubule dynamics involved in memory formation ● Normal activity of tau is regulated by phosphorylation which is highly sensitive to iron levels ● In disease, hyperphosphorylation leads to disrupted cellular function/cell death ● Loss of tau function exacerbates iron dysregulation J. Cell Science 117, 5721 - 5729; 2004 Yamamoto, 2002; Ahmadi 2017 24 Tau in health

Progressive Supranuclear Palsy (PSP): A Tauopathy Brain Iron increased compared to Healthy controls 25 Dexter et al. Brain. 1991;114:1953.

PBT434 Prevents Tau Accumulation and Improves Cognitive Function Transgenic Animal Model of Tauopathy (rTg4510) Tau accumulation in hippocampus Treatment • Randomly allocated • Started at 10.5 months • 30 mg/kg/day x 1.5 mo Assessments done in blinded manner Performance in Y - maze 26 Vehicle PBT434 0.00 0.05 0.10 0.15 0.20 0.25 S M I 5 1 p o s i t i v e / a r e a * Vehicle PBT434 20 25 30 35 40 T i m e ( % ) i n N o v e l a r m *

PRANA BIOTECHNOLOGY

PBT434 has Potential for Wide Application in Neurodegenerative diseases

α-Synuclein and Tau proteins share pathogenic features

Parameter	α-Synuclein	Tau
Localisation	Intracellular	Intracellular
Native form	Soluble	Soluble
Physiologic function	Facilitates synaptic function	Microtubule assembly and stabilization
Genetic evidence for disease	Yes (SNCA gene)	Yes (MAPT gene)
Iron dysregulation in associated disease	Yes	Yes
Iron promotes phosphorylation and protein aggregation	Yes	Yes
PBT434 effective in animal models	Yes	Yes
Abnormal protein accumulates in disease	Yes (Lewy body, Glial cell inclusions)	Yes (Neurofibrillary tangles)
Potential Target Diseases	Multiple System Atrophy Parkinson's Disease	Progressive Supranuclear Palsy Frontotemporal Dementia

27

x Phase I clinical trial of PBT434 x Prana presents at B. Riley FBR China Healthcare Investment and Partnering Symposium in Hangzhou, China x PBT434 poster presented at the 6th International Multiple System Atrophy Conference, New York x Prana presents at Biotech Showcase, San Francisco x Prana receives $3.02m cash refund under the Australian Government’s R&D x Prana expands with San Francisco office 28 Building Momentum

29

Scientific Appendices

Link Between Iron and Severity of PD Gotz et al. Ann N.Y. Acad Sci. 2004 However, biochemical studies have reported increased iron content in the nigra in PD, 2 - 4 with the changes most marked in severe disease (PD) 5 Martin, et al. Neurology 2008;70:1411 – 1417 Iron concentrations increase with disease severity 31

α - Synuclein as Target for PBT434 ● α - synuclein is unique in that it fibrillizes readily ● Factors regulating its production and conformation are relevant to disease pathogenesis and treatment ● Homeostasis of iron is disrupted in PD and atypical parkinsonism ● Although α - synuclein is highly conserved in vertebrates, only humans develop synucleinopathy ● Only human α - synuclein mRNA contains an Iron responsive element Lee and Trojanowski, 2006 ● The iron responsive element (IRE) of α - synuclein is a 5’ - untranslated region of mRNA predicted to form a single RNA stem loop ● The stem loop shows striking similarity to the 5’ - UTRs of mRNAs encoding ferritin and ferroportin Friedlich, Tanzi, et al. 2007 32

Frontotemporal Dementia – A Tauopathy Iron Content assessed by Brain MRI in FTD Patients 33 Evidence for increased Iron in the Frontal and Temporal lobes

PBT434 Prevents Tau Phosphorylation in Dose Dependent Manner In vitro demonstration of anti - tau activity 12 107 106 93 80 50 1 0 20 40 60 80 100 120 Media only OA only OA+PBT434 1uM OA+PBT434 3uM OA+PBT434 10uM OA+PBT434 30uM PBT434 30uM Phosphorylated Tau level in PCC treated with OA pTau normalised against GAPDH